

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 6, 2016

Mr. Michael J. Lyon
Chief Financial Officer
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> Re: **Pattern Energy Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 7, 2016**
> **File No. 1-36087**

Dear Mr. Lyon:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 67

1. We note that your Adjusted EBITDA calculation adjusts for your "proportionate share from equity accounted investments." Your proportionate presentation may be inconsistent with Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing future filings.

Notes to Consolidated Financial Statements

Revenue Recognition, page F-17

2. We note that you account for certain power sales arrangements ("PSA's") as operating leases. Please tell us the specific PSA's that you and your investees account for as operating leases and clarify why such arrangements qualify as leases. Based on your operating project disclosures beginning on page 50, it appears that the contractual pricing of your Hatchet Ridge, St. Joseph, South Kent, Grand, K2, and Lost Creek projects may qualify such PSA's as leases under ASC 840-10-15-6(c). We note, however, that the South Kent and Grand financial statements indicate that their PSA's are not accounted for as leases.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 6. Unconsolidated Investments, page 17

3. We note that you suspended recognition of South Kent's and Grand's equity method earnings since the equity investment balances have been reduced to $0. As noted in ASC 323-10-35-20, please tell us in sufficient detail how you determined you were not "otherwise committed to provide further financial support for the investee." We note that these projects have recent commercial operation dates and long-term PSA's, appear to be paying distributions to you, and we presume that you eventually expect such projects to return to profitability.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief
                                        Officer of Consumer Products